AMENDMENT NO. 5 TO SCHEDULE 13D










                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A5
                               (Amendment No. 5)

                   Under the Securities Exchange Act of 1934

                          UNITED PARK CITY MINES COMPANY
                                  (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)


                                    911315208
                                 (CUSIP Number)

                               STEPHEN L. FARLEY
                              FARLEY CAPITAL L.P.
                          655 THIRD AVENUE, SUITE 2520
                            NEW YORK, NEW YORK  10017
                                (212) 557-7776

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                December 24, 1997
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 5 amends the statement on Schedule 13D (the "Statement") which was filed on July 8, 1997; Amendment No. 1 to the Statement which was filed on August 22, 1997; Amendment No. 2 to the Statement which was filed on October 20, 1997; Amendment No. 3 to the Statement which was filed on November 18, 1997; and Amendment No. 4 to the Statement filed on December 31, 1997. Amendment No. 5 is being filed with the Securities and Exchange Commission (the "Commission") by the undersigned with respect to the common stock, par value $.01 per share ("Common Stock"), of United Park City Mines Company, a Delaware corporation (the "Issuer"), with its principal executive offices located at P.O. Box 1450 Park City, Utah 84060. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Statement.

     This Amendment No. 5 is being filed solely to conform the signature of Stephen L. Farley with respect to Amendment No. 4.

     Except as noted above, this Amendment No. 5 does not modify any of the information previously reported in the Statement.


































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                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  December 31, 1997


                                   By:    /s/ Stephen L. Farley
                                        --------------------------------------
                                        Stephen L. Farley, individually and as
                                        managing general partner of each of
                                        Labrador Partners L.P. and Farley
                                        Capital L.P.






































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